UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ThredUp Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88556E102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VIII Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,933,717 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,933,717 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,933,717 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

All such securities are Class B Common Stock (as defined in Item 2(d) of the Original Schedule 13G (as defined below)), which are held of record by Highland VIII, Highland VIII-B and Highland VIII-C (each as defined in Item 2(a) of the Original Schedule 13G). HMP VIII Ltd (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HMP VIII LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission on November 14, 2022 (the “Form 10-Q”), plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons (as defined in Item 2(a) of the Original 13G) and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VIII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,933,717 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,933,717 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,933,717 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VIII, Highland VIII-B and Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,580,027 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,580,027 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,027 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VIII. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII-B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,504 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,504 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,504 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VIII-B. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-B. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII-C Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,298,186 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,298,186 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,186 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,656,621 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,656,621 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,621 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are Class B Common Stock, which are held of record by Highland VII, Highland VII-B, Highland VII-C and HEF VII (each as defined in Item 2(a) of the Original Schedule 13G). HMP VII LLC (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HMP VII LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of each of Highland VII, Highland VII-B, Highland VII-C and HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,656,621 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,656,621 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,621 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VII, Highland VII-B, Highland VII-C and HEF VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the sole general partner of each of Highland VII, Highland VII-B, Highland VII-C and HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,633,061 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,633,061 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,061 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VII-B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 395,723 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 395,723 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,723 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VII-B. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII-B. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VII-C Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 576,297 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 576,297 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,297 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Highland VII-C. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII-C. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Highland Entrepreneurs’ Fund VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 51,540 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 51,540 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,540 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by HEF VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

1.	NAMES OF REPORTING PERSONS Daniel Nova
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,215 (1)
	6.	SHARED VOTING POWER 7,590,338 (2)
	7.	SOLE DISPOSITIVE POWER 42,215 (1)
	8.	SHARED DISPOSITIVE POWER 7,590,338 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,632,553 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents 35,325 shares held of record by Mr. Nova and 6,890 shares held of record by Nova Family Enterprises, all of which are shares of Class A Common Stock. Excludes 19,613 restricted stock units (“RSUs”), which will vest in full on the earlier of (i) May 26, 2023 or (ii) the Issuer’s next annual meeting of stockholders, subject to Mr. Nova’s continued service to the Issuer on such date. Each RSU represents a contingent right to receive one share of Class A Common Stock.

(2)

Includes all shares held of record by Highland VIII, Highland VIII-B, Highland VIII-C, Highland VII, Highland VII-B, Highland VII-C and HEF VII, all of which are shares of Class B Common Stock. Mr. Nova, a member of the Issuer’s board of directors, is a director of HMP VIII Ltd and a managing member of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

This percentage is calculated based on 69,960,710 shares of Class A Common Stock outstanding as of November 7, 2022, as reported in the Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 88556E102	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission on February 10, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 88556E102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

HIGHLAND CAPITAL PARTNERS VIII LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited Partnership
Its: General Partner By: Highland Management Partners VIII Limited Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS VIII-B LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited Partnership
Its: General Partner By: Highland Management Partners VIII Limited Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS VIII-C LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited Partnership
Its: General Partner By: Highland Management Partners VIII Limited Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

CUSIP No. 88556E102	13G

HIGHLAND MANAGEMENT PARTNERS VIII LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS VIII LIMITED

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS VII LIMITED PARTNERSHIP

By: Highland Management Partners VII Limited Partnership
Its: General Partner By: Highland Management Partners VII, LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Manager

HIGHLAND CAPITAL PARTNERS VII-B LIMITED PARTNERSHIP

By: Highland Management Partners VII Limited Partnership
Its: General Partner By: Highland Management Partners VII, LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Manager

CUSIP No. 88556E102	13G

HIGHLAND CAPITAL PARTNERS VII-C LIMITED PARTNERSHIP

By: Highland Management Partners VII Limited Partnership
Its: General Partner By: Highland Management Partners VII, Limited Its: General Partner

By: /s/ Jessica Healey
Authorized Manager

HIGHLAND ENTREPRENEURS’ FUND VII LIMITED PARTNERSHIP

By: Highland Management Partners VII Limited Partnership Its: General Partner By: Highland Management Partners VII, LLC
Its: General Partner

By:	/s/ Jessica Healey
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII LIMITED PARTNERSHIP

By: Highland Management Partners VII, LLC
Its: General Partner

By:	/s/ Jessica Healey
Authorized Manager

HIGHLAND MANAGEMENT PARTNERS VII, LLC

By:	/s/ Jessica Healey
Authorized Manager

/s/ Daniel Nova
Daniel Nova